'03 02/25 10:23 FAX 4686111549 SEB INFO 001

SEB

03 FEB 25 AM 7:21

2003-02-25

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

03007355

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/20

(Enclosure)

File No 001-202-942-9624

SEB

Stockholm, February 24, 2003

PRESS RELEASE

Employee stock option programme for 2003 and repurchase of shares

The Board of Directors has, as it did for years 1999-2002, decided to launch an employee stock option programme for 2003. The programme is based upon maximum 6.2 million employee stock options and is aimed at approximately 700 senior officers and key staff. It is running on conditions similar to those applicable to the 1999-2002 programmes.

Since 1999, employee stock options form an integral part of the incentive package offered to senior officers of SEB. The programme that the Board has now decided upon for 2003 follows the plan established earlier. The aim of the stock option programme is to stimulate a long-term engagement in SEB, among other things.

Each option entitles to the purchase of one Series A share at a price corresponding to 110 per cent of the average price paid at the closing of the Stockholm Stock Exchange during the period 13 February-26 February 2003. The options may be exercised during the period falling from and including three years after until and including seven years after allotment.

Including this year's programme the total number of outstanding employee stock options (1999-2003) is approximately 24 million, corresponding to about 3.4 per cent of the total number of shares outstanding.

Initially, the 2003 employee stock option programme will be hedged through a so-called swap agreement covering both the price increase of the stock options and the associated social charge component.

SEB's Board of Directors has furthermore decided to propose to the Annual General Meeting to authorise the Board of Directors to decide to repurchase own shares in the stock market during the period up to the 2004 Annual General Meeting for the purpose of protecting the Bank against the costs of the employee stock option programme for 2003. Repurchased shares are proposed to replace the swap agreement on the price increase of stock options that the Board has decided. Such authorisation is proposed to cover the purchase of maximum 6.2 million Series A shares.

File No 001-202-942-9624

The resolution of the Annual General Meeting is also proposed to offer the possibility to transfer repurchased shares to the holders of employee stock options under the 2003 programme according to the terms and conditions of the programme.

The authorisation is furthermore proposed to give the Board a mandate to transfer the repurchased shares under the 2002 and 2003 programmes that are not used for delivery to the stock option holders because of withdrawal from the employee stock option programmes during the period up to the Annual General Meeting for 2004. Purchases and transfers of shares via the Stock Exchange may only be made at a price within the price interval registered on the Stockholm Stock Exchange at each time, which means the difference between the highest bid and lowest asked price.

Detailed information on SEB's employee stock option programme will be presented in SEB's annual report, annual review and at the Annual General Meeting on 9 April 2003. The annual report and the annual review will be available as from mid March.

SEB is a North European financial Group that is focused on large companies, institutions and private individuals, with 75 branch offices around Sweden, Germany and the Baltic States. SEB has a total of 4 million customers, of whom a little over one million are e-banking customers. On 31 December 2002, the Group's total assets amounted to SEK 1,241 billion. The Group is represented in some 20 countries around the world and has a staff of approximately 20,000. Read more about SEB at www.seb.net.

For further information, please contact:
Gunilla Wikman, Head of Group Communication, phone +46 8 763 8125 or +46 70 763 8125